N E W S R E L E A S E

January 27, 2003	TSX Venture Exchange: CPQ

CANPLATS ANNOUNCES $40,000 PRIVATE PLACEMENT

Vancouver, B.C. — Canplats Resources Corporation reports a private placement of 400,000 common shares at $0.10 per share, subject to the approval of the TSX Venture Exchange.

The company also announces that, subject to TSX Venture Exchange approval, a debt settlement has been arranged with respect to $50,000 in debts owed to a creditor. The settlement involves the issuance by Canplats of 500,000 common shares at a price of $0.10 per share.

Canplats holds a number of well-located properties in the Nipigon Plate in a district northeast of Thunder Bay, Ontario, with geology favourable for PGE-rich mineralization.

For further information, contact:

R.E. Gordon Davis Chairman, President and C.E.O. Direct: (604) 484-8220	Paul LaFontaine Manager, Investor Relations Direct: (604) 484-8212 N.A/ toll-free: (866) 338-0047 info@canplats.com http://www.canplats.com

To receive Canplat’s news releases by e-mail, contact Paul LaFontaine, manager, investor relations, at info@canplats.com ~or (866) 338-0047. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Some of the statements contained in the company’s news releases may be forward-looking statements such as the company’s future plans, objectives and goals. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include general and economic conditions as well as those described in Canplats’ SEC Form 20F as amended.